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THE HALLWOOD GROUP INCORPORATED




NEWS FOR IMMEDIATE RELEASE

CONTACT:  MARY DOYLE
          VICE PRESIDENT INVESTOR RELATIONS
          (800) 225-0135
          (214) 528-5588

                           THE HALLWOOD GROUP INCORPORATED
                    ANNOUNCES COMMISSION-FREE, SELF TENDER OFFERS

     DALLAS, TEXAS, APRIL 30, 1997- The Hallwood Group Incorporated (HWG-NYSE) announced today that it is offering a commission-free program to all of its stockholders and all of its holders of 13.5% Subordinated Debentures due July 31, 2009 ("Bonds") pursuant to self-tender offers. The Company intends to purchase for cash up to 300,000 shares of common stock (or approximately 19.1% of its outstanding shares) from its stockholders at $27.50 per share. The price of Hallwood's common stock closed at $24.50 per share on the New York Stock Exchange on April 30, 1997. If more than 300,000 shares of common stock are tendered, the Company will prorate its purchases of properly tendered shares of stock. The terms and conditions of the common stock tender offer are described in Hallwood's Offer to Purchase for Cash dated May 8, 1997.

     The Bonds have been issued in four series, the Original 1989 Series, the 1991 Series, the 1992 Series and the 1996 Series. The Company is offering to purchase for cash all of the 1991 and 1992 Series for $80.00 per $100 in principal amount, all of the 1996 Series for $70 per $100 in principal amount and so much of the Original 1989 Series as possible, at a price of $95 per $100 in principal amount, from the total available purchase funds of $20,000,000 remaining, after the purchase of all 1991 Series, 1992 Series and 1996 Series Bonds properly tendered. No payment will be made for accrued interest on any of the Bonds tendered pursuant to the offer. The Bonds closed as follows per $100 in principal amount on the New York Stock Exchange on April 30, 1997: Original 1989 Series at $93.62, 1991 Series at $91.00 and 1992 Series at $93.00. The
1996 Series is not listed on the New York Stock Exchange and is not actively traded. If necessary, the Company will prorate its purchases of properly tendered Original 1989 Series Bonds. The terms and conditions of the Bond offer are described in Hallwood's Offer to Purchase for Cash dated May 8, 1997.

     The offers will commence on or about May 8, 1997 and will expire at 5:00 p.m. Denver time, on Monday, June 16, 1997, unless extended. The Company expects to fund the offers from cash on hand.

     Anthony J. Gumbiner, Chairman and Chief Executive Officer of the Company, said, "We regard the repurchase of our shares and Bonds as an attractive investment, and it is consistent with our long-term goal of increasing stockholder value. Following the repurchase, we will have adequate resources and liquidity to continue to expand our business."

     The Hallwood Group Incorporated is a diversified holding company operating in four industry segments: real estate, energy, textile products and hotels.






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             3710 Rawlins, Suite 1500, Dallas, Texas 75219-4236
   Telephone: (214) 528-5588 - Telecopiers: (214) 522-9254, (214) 522-9271